

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 31, 2010

Mr. Keith Merrell
Chief Financial Officer
Reflect Scientific, Inc.
1270 South 1380
West Orem, Utah   84058

> **Re: Reflect Scientific, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 000-31377**

Dear Mr. Merrell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief